As filed with the Securities and Exchange Commission on May 6, 2003

Registration No. 333-9896

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

for Preferred Shares, without Par Value

of

GERDAU S.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[X] on May 7, 2003 at 9:00 a.m.
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-7522).

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 5, 12, 13, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of September 18, 1997, as amended and restated as of March 8, 1999, and as further amended and restated as of ____________, 2003, among Gerdau S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter Agreement between Gerdau S.A. and The Bank of New York relating to the pre-release of ADRs. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, May 6, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Preferred Shares, without Par Value, of Gerdau S.A..

By:

The Bank of New York,
 As Depositary

By:  /s/ ANTHONY MORO

Name: Anthony Moro

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Company has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Porto Alegre, Brazil on May 6, 2003.

GERDAU S.A.

By:  /s/ FREDERICO C.G. JOHANNPETER
Name: Frederico C.G. Johannpeter
Title:Vice-President Director

By:

/s/ OSVALDO BURGOS SCHIRMER

          Name: Osvaldo Burgos Schirmer

          Title: Vice-President Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 6, 2003.

/s/ JORGE GERDAU JOHANNPETER Name:Jorge Gerdau Johannpeter Director and Principal Executive Officer and Chairman of the Board	/s/ ROSS KAUFMAN Name: Ross Kaufman Authorized U.S. Representative
/s/ GERMANO GERDAU JOHANNPETER Name: Germano Gerdau Johannpeter Director and Vice-Chairman	/s/ GERALDO TOFFANELLO Name: Geraldo Toffanello Principal Accounting Officer
/s/ KLAUS GERDAU JOHANNPETER Name: Klaus Gerdau Johannpeter Director and Vice-Chairman	/s/ OSVALDO BURGOS SCHIRMER Name: Osvaldo Burgos Schirmer Principal Financial Officer
/s/ FREDERICO GERDAU JOHANNPETER Name: Frederico Gerdau Johannpeter Director and Vice-Chairman
_____________________________________ Name: Affonso Celso Pastore Director
_____________________________________ Name: Oscar de Paula Bernardes Neto Director
_____________________________________ Name: André Pinheiro de Lara Resende Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of September 18, 1997, as amended and restated as of March 8, 1999, and as further amended and restated as of ____________, 2003, among Gerdau S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Previously filed.
4	Previously filed.
5	Certification under Rule 466.